1847 Goedeker Inc.

3817 Millstone Parkway

St. Charles, MO 63301

May 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Goedeker Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-255709

Mr. Anderegg:

Reference is made to our letter, dated May 25, 2021, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 PM Eastern Daylight Time on May 26, 2021. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

1847 Goedeker Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer